EXHIBIT (a)(4)

April 7, 2003

Dear Eligible Broadcom Employees:

As you are aware, our board of directors has approved a voluntary option exchange offer program for your options with an exercise price of $23.58 or more. Pursuant to the offer, you may exchange your vested options for shares of our common stock and you may exchange your unvested options for new options.

If you want to participate in the option exchange offer, you must complete, sign, date and return the enclosed Letter of Transmittal by 6:00 p.m. Pacific Time on Monday, May 5, 2003. The Offer to Exchange document containing the details of the offer has been e-mailed to you and will also be available in hard copy at of each of our company locations promptly. The option exchange offer is voluntary and if you do not want to exchange your options, you do not need to do anything.

This package contains:

•	A Letter of Transmittal (showing the options that you may exchange) for you to complete, sign, date and return; and

•	A UBS PaineWebber Account Authorization Form (which includes a Form W-9 (U.S. employees) or a Form W-8BEN (Non-U.S. employees)). If you do not file an Account Authorization Form prior to the block trades, UBS PaineWebber is required to withhold an additional 30% of the gross proceeds realized from the sale of your New Shares. To avoid this additional withholding, complete and return your form as soon as possible. Please note, facsimile copies of the Account Authorization Form will not be accepted by UBS PaineWebber and therefore you must either mail your form or complete the form online through UBS PaineWebber’s website at www.cefs.ubspainewebber.com/brcm. A Personal Identification Number for access to the UBS PaineWebber website has been mailed to you and should arrive shortly.

You must return your Letter of Transmittal by mail, courier, hand delivery (during normal business hours) or facsimile by 6:00 p.m. Pacific Time on Monday, May 5, 2003 to the following address:

Shareholder Services Department Broadcom Corporation 16215 Alton Parkway Irvine, CA 92618-3616 Facsimile: (949) 926-7000

If you decide to return the Letter of Transmittal or the Account Authorization Form by mail, we recommend using certified mail with return receipt requested and that you insure the documents. Upon receipt of your Letter of Transmittal, Shareholder Services will send you a confirmation via e-mail within 48 hours. The confirmation will be sent to the e-mail address on record located on Broadcom’s intranet.

Although our board of directors has approved the option exchange offer, neither Broadcom nor UBS PaineWebber, nor their respective boards of directors, makes any recommendation as to whether you should participate in the offer.

You are solely responsible for deciding whether to participate in the offer and for making sure that you properly complete your Letter of Transmittal and that we receive it by 6:00 p.m. Pacific Time on Monday, May 5, 2003. Please allow sufficient time to ensure that we receive your letter before the deadline. If we receive your letter after the deadline or you do not properly complete the letter, your letter will be rejected and you will not be able to exchange any of your options.

Please go to the Broadcom intranet site to access information regarding the option exchange offer program.

Please carefully review and consider all of the option exchange offer materials, and make an informed decision that is right for you. If you have any questions, you may call Shareholder Services at (949) 926-6400.

BROADCOM CORPORATION